UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228895108

(CUSIP Number)

Matthew Roszak

SilkRoad Equity LLC

111 N. Chestnut Street, Suite 200

Winston-Salem, NC 27101

336-201-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew J. Filipowski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,009,267

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 1,009,267

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew J. Filipowski Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 180,650

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 180,650

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew Roszak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 383,617

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 383,617

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SilkRoad Equity LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 323,617

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 323,617

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 700 Brooker Creek Blvd., Oldsmar, Florida 34677. Unless otherwise indicated, all capitalized terms in this Amendment shall have the meanings set forth in the original Statement for such terms. This Amendment amends and supplements the Schedule 13D to add SilkRoad Equity LLC (“SilkRoad Equity”) as a Reporting Person, and to disclose that SilkRoad Equity purchased 323,617 shares of Common Stock of the Company in a private sale transaction on July 30, 2007.

Item 2.	Identity and Background

This Statement is filed jointly by (1) Andrew J. Filipowski (“Mr. Filipowski”); (2) the Andrew J. Filipowski Revocable Trust (the “Trust”); (3) Matthew Roszak (“Mr. Roszak”); and (4) SilkRoad Equity (and together with Mr. Filipowski, the Trust, and Mr. Roszak, sometimes hereinafter referred to collectively as the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

SilkRoad Equity, a Delaware limited liability company, is a private investment management firm with its principal business address as 111 N. Chestnut Street, Suite 200, Winston-Salem, NC 27101. Mr. Filipowski and Mr. Roszak are the sole managing members. SilkRoad Equity has no other members. Both Mr. Filipowski and Mr. Roszak are citizens of the United States.

As previously stated, Mr. Filipowski is a private investor and principal of SilkRoad Equity whose principal business address is set forth above. Mr. Filipowski was elected to the Board of Directors of the Company at the 2007 annual meeting of the Company’s stockholders. The results of that election were certified on July 31, 2007.

Except as previously set forth in amendments to the Statement, during the past five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

SilkRoad Equity purchased 323,617 shares, or 2.8% of the Common Stock of the Company, in a private sale transaction on July 30, 2007 using working capital as its source of funds. The purchase price was approximately $970,851. No funds were borrowed for the purchase.

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

As reported earlier, the Reporting Persons have acquired the shares of Common Stock to influence management and maximize stockholder value. Except as set forth in the Statement, as amended, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto, including meeting with management or other stockholders from time to time), although the Reporting Persons intend to encourage the Company to take all actions that could maximize stockholder value, including any of the following:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may also dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons or persons affiliated therewith may also enter into transactions directly with the Company with respect to the acquisition or disposition of shares, or otherwise.

As noted in Item 2 above, on July 16, 2007, Andrew J. Filipowski was elected to the Board of Directors of the Company at the annual meeting of the Company’s stockholders.

Pursuant to its discussions with management, SilkRoad Equity intends to seek to put a person on the Board of Directors of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) The Trust is the record holder of 180,650 shares of Common Stock, representing approximately 1.5% of the issued and outstanding Common Stock of the Company based on the reported figure of 11,669,629 shares issued and outstanding as of July 16, 2007 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2007.

SilkRoad Equity is the record holder of 323,617 shares of Common Stock, representing 2.8% of the issued and outstanding Common Stock of the Company.

Mr. Filipowski is the record holder of 505,000 shares of Common Stock and is deemed to beneficially own 180,650 shares of Common Stock held through the Trust and an additional 323,617 shares as a managing member of SilkRoad Equity. In the aggregate, Mr. Filipowski is deemed to beneficially own 1,009,267 shares of Common Stock or approximately 8.6% of the issued and outstanding Common Stock of the Company. Mr. Filipowski disclaims beneficial ownership of the 180,650 shares of Common Stock held by the Trust and disclaims beneficial ownership of the 323,617 shares held by SilkRoad Equity.

Mr. Roszak is the record holder of 54,000 shares of Common Stock. Mr. Roszak is deemed to beneficially own 6,000 shares of Common Stock held through his IRA and an additional 323,617 shares as a managing member of SilkRoad Equity. In the aggregate, Mr. Roszak is deemed to own 383,617 shares or approximately 3.3% of the issued and outstanding Common Stock of the Company. Mr. Roszak disclaims beneficial ownership of the 323,617 shares of Common Stock held by SilkRoad Equity.

The Reporting Persons as a group may be deemed to own 1,069,267 shares of Common Stock, representing approximately 9.2% of the issued and outstanding Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

(b) The responses to Items 7-10 of the cover sheets are incorporated herein by reference.

(c) On July 30, 2007, SilkRoad Equity purchased 323,617 shares of common stock in a private sale transaction for the purchase price of $970,851.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Statement, as amended, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of August 1, 2007, between Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust, Matthew Roszak, and SilkRoad Equity LLC (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2007.

Andrew J. Filipowski

ANDREW J. FILIPOWSKI REVOCABLE TRUST

By	/s/ Andrew J. Filipowski

Andrew J. Filipowski, individually and as
Trustee for the Andrew J. Filipowski Revocable
Trust

Matthew Roszak

SILKROAD EQUITY LLC

By	/s/ Matthew Roszak

Matthew Roszak, individually and as
a Managing Member of SilkRoad Equity LLC